Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics (“Code”) applies to every director, officer (including our President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”)), contractor and employee of New Gold Inc. and its subsidiaries (collectively, the “Company”). For the purposes of this Code, the term “employee” includes contractors undertaking work on behalf of the Company and any individual on the Company’s payroll.

New Gold has the following five core values:

•Integrity
•Creativity
•Commitment
•People & Communities
•Teamwork

Our Code explains how we translate our values into our everyday activities. It describes our commitment to our stakeholders, our key operating principles and our expectations for our directors, officers, employees and others who work with us and on our behalf, as well as our obligations to the Company and to each other.

These commitments, principles, expectations and obligations can be simply summarized:

(1)We act ethically and legally
(2)We keep accurate records and report honestly
(3)We work to achieve a sustainable company
(4)We are loyal and trustworthy
(5)We work to achieve a safe company
(6)We treat each other fairly and with respect
(7)We speak up

Together we can help achieve our mission of driving responsible and profitable mining in a way that creates sustainable and enduring value for our shareholders, our other stakeholders, and our environment. This Code should help serve as a guide to assist you in making the right decision every time, all the time.

We are all accountable for complying with the Code

As a director, officer or employee, you are expected to:

(1)understand the Code and the requirements of your position, including Company expectations and the laws and regulations that apply to your position;

(2)comply with the Code and all applicable laws and regulations;

(3)report any violation of the Code of which you become aware; and

(4)be accountable for complying with the Code.
The Code describes the behavior that is expected of directors, officers and employees of the Company, but it does not cover every situation or action that you may encounter. This Code should be used as a guide. If you have any questions or concerns, or if you have any doubts as to how this Code applies, you should contact your supervisor, and management should consult with the CEO or General Counsel.

New Gold Inc. – Code of Business Conduct and Ethics

New Gold Inc. – Code of Business Conduct and Ethics

1)WE ACT ETHICALLY AND LEGALLY
A)Compliance with Laws, Rules and Regulations
The Company’s goal is to comply with the laws, rules and regulations by which we are governed. You contribute to this goal by complying with the laws, rules and regulations applicable to your position. All illegal activities or conduct by or on behalf of the Company is prohibited whether or not they are specifically identified in this Code.

If a law, rule or regulation is unclear or appears to be conflicting with other applicable rules, you should discuss the situation with your supervisor or the Legal department. All employees, directors and officers are expected to act in accordance with the highest ethical standards.
B)Fair Dealing
No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
C)Insider Trading
No director, officer or employee should engage in any transactions for personal benefit which results or may result from confidential or non-public information which the director, officer or employee gains by reason of their position or authority. In addition, directors, officers and employees should be aware that securities laws make it illegal to use material undisclosed information when buying, selling or otherwise trading securities (“insider trading”) or passing on this information to others for their use when buying, selling or otherwise trading securities (“tipping”). Please consult our Disclosure, Confidentiality and Insider Trading Policy for further details regarding these issues and additional requirements.
D)Bribery and Corruption
You must not offer, promise or give money, gifts, loans, rewards, favors or anything of value, directly or indirectly, to any government official, including employees or agents of a state-owned or controlled enterprise, any employee or agent of a public international organization, a political party or official thereof, or any candidate for a political office, including any agent or other intermediary, including a family member or household member, of any of the above, for the purpose of influencing any act or decision of such party or person or inducing such party or person to use its or his/her influence, or to otherwise secure any improper advantage for the Company. These actions are prohibited by the United States Foreign Corrupt Practices Act (FCPA), the Corruption of Foreign Public Officials Act (Canada) (CFPOA), other applicable laws and regulation as well as the Company’s Anti-Bribery and Anti-Corruption Policy.

Those paying or offering a bribe may subject the Company and themselves to civil and criminal penalties. When dealing with government representatives or officials and private parties, no improper payments will be tolerated. If you become aware of or receive any solicitation for, or offer of, money or a gift, that is intended (or appears to be intended) to influence an official decision or business decision inside or outside of the Company, it must be reported to your supervisor, the General Counsel or the CEO immediately.

The Company prohibits improper payments in all of its activities, whether these activities are with governments or in the private sector. Please refer to the Company’s Anti-Bribery and Anti-Corruption Policy and the procedures implemented in respect of that policy for more information.

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E)Political Contributions
You must not make any use of Company, personal or other funds or resources on behalf of the Company, or which may be attributed to or associated with the Company, for political or other purposes which are improper or prohibited by applicable federal, provincial, territorial, state, local or foreign laws, rules or regulations. Company contributions, or those which may be associated with the Company, or expenditures in connection with election campaigns may be permitted only to the extent allowed by federal, provincial, territorial, state, local or foreign election laws, rules and regulations, and any such expenditures require the approval of the CEO.

You are encouraged to participate actively in the political process in your personal capacity, but not on behalf of the Company. We believe that individual participation is a continuing responsibility of those who live in a free and democratic country. However, you must refrain from exerting influence on another employee to support a political cause, party or candidate, directly or indirectly.
F)Corporate Opportunities and Use and Protection of Company Assets
You have a duty to the Company to advance its legitimate interests. You are therefore prohibited from:
•taking for yourself, personally, or diverting to a third party, opportunities that are discovered through the use of Company property, information or position;
•using Company property, information or position for personal gain; or
•competing with the Company.

Company property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies and vehicles, and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, personnel information, Company name and reputation.

You are responsible and accountable for the proper expenditure of Company funds you spend personally or approve on the Company’s behalf. This includes money spent for travel expenses or for business entertainment. You are also responsible for the proper use of property over which you have control, including both Company property and funds and property that has been entrusted to your custody.

Company property should not be misused. Company property may not be sold, loaned or given away regardless of condition or value, without proper authorization. Each director, officer and employee should protect Company assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and sustainability objectives. Company assets should be used only for legitimate business purposes.

2)WE KEEP ACCURATE RECORDS AND REPORT HONESTLY
A)Accounting Policies
The Company and each of its subsidiaries will make and keep books, records and accounts which, in reasonable detail, accurately and fairly present the financial condition of the Company, and the acquisition and disposition of corporate assets.

No director, officer or employee will directly or indirectly falsify, or cause to be false or misleading, any financial or accounting book, record or account. You are expected to cooperate with the Company’s internal and external auditors, and you are expressly prohibited from directly or indirectly manipulating an audit, and from destroying or tampering with any record, document or tangible object with the intent to obstruct a pending or contemplated audit, review or investigation. The commission of, or participation

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in, one of these prohibited activities or other illegal conduct will subject you to penalties under applicable laws and regulations, as well as disciplinary action, up to and including termination of employment.

No director, officer or employee of the Company may directly or indirectly:
•make or cause to be made a materially false or misleading statement, or
•omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading in connection with the audit of financial statements by independent accountants, the preparation of any required reports whether by independent or internal accountants, or any public disclosure or document filed with the applicable Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission (“SEC”).
B)Disclosure Policies and Controls
The Company is subject to an obligation to disclose material information under applicable law. Our financial and non-financial disclosures and filings with the applicable Canadian securities regulatory authorities and the SEC must be accurate and timely. Proper reporting of reliable, truthful and accurate information requires our collective cooperation and participation. The Company’s disclosure is overseen by the Disclosure Committee and should be governed by the Disclosure, Confidentiality and Insider Trading Policy and the controls and procedures that support it.

The Company requires you to participate in and cooperate with the disclosure process in accordance with the Disclosure, Confidentiality and Insider Trading Policy. The disclosure process is designed to record, process, summarize and report material information as required by all applicable laws, rules and regulations. Participation in the disclosure process is a requirement of a public company, and full cooperation with members of the Disclosure Committee and other officers, managers and employees in the disclosure process is a requirement of this Code. Our financial and non-financial disclosures and filings with the applicable Canadian securities regulatory authorities and the SEC must be accurate and timely. Proper reporting of reliable, truthful and accurate information is a complex process involving cooperation among many of us. We must all work together to ensure that reliable, truthful and accurate information is disclosed to the public.

Officers and employees who fail to fully comply with their disclosure responsibilities and obligations in a timely manner (within the guidelines of applicable securities regulatory authorities) may be subject to disciplinary action up to and including termination of employment.
C)Filing of Government Reports
Any reports or information provided by the Company, or on our behalf, to federal, provincial, territorial, state, local or foreign governments must be true and accurate. You are required to assist the Company in providing true and accurate reports and information. Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations.

3)WE WORK TO ACHIEVE A SUSTAINABLE COMPANY
A)Sustainability
New Gold strives to make a lasting and positive contribution towards sustainable development through our three sustainability anchors: environment, community engagement and Indigenous rights. We see it as the right thing to do for communities in which we operate and a key driver to achieving a productive and profitable business.

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Our operations use resources and extract raw materials from the ground. We are committed to preserving the long-term health and viability of the natural environments affected by our operations by striving to deliver value to our stakeholders while minimizing the impact of our operations through, among other things, managing water use, tailings and responding to climate change.  Working as sustainably as possible is our goal, and we must continue to adapt and improve our processes as new technologies and innovations happen.

As a company with Canadian roots, we look around us at the unique landscape we live and work in – an environment stewarded for millennia by Indigenous peoples. Our sustainability approach is built around establishing long-term relationships with local Indigenous communities based on mutual benefit and active engagement. This approach is rooted in understanding that issues of the environment, community engagement and Indigenous rights are connected, and that addressing them efficiently and effectively is vital to our future success.

4)WE ARE LOYAL AND TRUSTWORTHY
A)Conflicts of Interest
A “conflict of interest” exists whenever an individual’s personal interests interfere or conflict with the interests of the Company. Each director, officer and employee must strive to handle in an ethical and practical manner actual or apparent conflicts of interest between personal and professional relationships. We must each make decisions in the best interest of the Company. You have a primary business responsibility to the Company and must avoid any activity that may interfere or conflict, or have the appearance or potential of interfering or conflicting, with the performance of this responsibility. Business, financial or other relationships with suppliers, customers or competitors that might impair or appear to impair the exercise of your judgment should be avoided. You are expected to disclose to your supervisor any relationship that could create, or reasonably be perceived as creating, a conflict.

Below are some examples of potential conflicts of interest. These examples are not intended to be exhaustive, and if you are at all unsure about a situation, you should consult with your supervisor.

Family Members. Actions of family members may create a conflict of interest. For example, gifts to family members by a supplier of the Company are considered gifts to you and should be reported if they involve more than ordinary social amenity or are of more than nominal value from any organization doing or seeking to do business with the Company. Doing business for the Company with organizations where your family members are employed or that are partially or fully owned by your family members or close friends may create a conflict or the appearance of a conflict of interest. For purposes of the Code, “family members” include an individual's spouse, and their parents, children, siblings, aunts or uncles and their spouses or others that are living in the same household.

Gifts, Entertainment, Loans, or Other Favors. Directors, officers and employees must not seek or accept gifts, entertainment, loans, or other favors for personal gain if it is more than ordinary social amenity or of more than nominal value from anyone soliciting business from or doing business with the Company, or from any person or entity in competition with us. Other than common business courtesies, directors, officers, and employees must not offer or provide anything to any person or organization for the purpose of influencing the person or organization in their business relationship with us. Additional restrictions apply when providing anything of value to a government official or employee, employee or agent of a state-owned or controlled enterprise, employee or agent of a public international organization, political party or official thereof or any candidate for a political office. Please refer to the sections of this Code on “Bribery and Corruption” for more information.

Directors, officers and employees are expected to deal with advisors or suppliers who best serve the needs of the Company as to price, quality and service in making decisions

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concerning the use or purchase of materials, equipment, property or services. Directors, officers and employees who use the Company’s advisors, suppliers or contractors in a personal capacity are expected to pay market value for materials and services provided.

Outside Employment. Officers and employees may not participate in outside employment, self-employment, or serve as officers, directors, partners or consultants for outside organizations, if such activity:
•reduces work efficiency;
•interferes with your ability to act conscientiously in our best interest;
•requires you to utilize New Gold’s confidential procedures, plans or techniques; or
•negatively impacts the reputation of the Company.

You must inform your supervisor of any outside employment, including the employer’s name and expected work hours.
You should report any actual, apparent or potential conflict of interest involving yourself or others of which you become aware to your supervisor, the CEO or General Counsel. If you are a director or officer, you should report any actual or potential conflict of interest involving yourself or another officer or director of which you become aware to the Chair of the Audit Committee of the Board of Directors.
B)Computer and Information Systems
You may be provided with mobile devices (such as telephones and tablets), computers and software, including network access to computing systems such as the Internet and e-mail for business purposes, to improve personal productivity and to efficiently manage the Company’s proprietary information in a secure and reliable manner. You are responsible for the appropriate use and safeguarding of these assets, and for ensuring that no one other than you has access to, or use of, such hardware or software.

Except for limited personal use of the Company’s telephones, tablets, mobile devices and computers, such equipment may be used only for business purposes. Directors, officers and employees may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on gender, racial, ethnic or other personal characteristics or any other messages that could reasonably be viewed as harassment or discrimination.

You should not expect a right to privacy of your Company e-mail, Internet or network use. All communications, e-mails or Internet use on Company equipment or networks may be subject to monitoring by the Company for legitimate business purposes.
C)Confidential Information Belonging to the Company
As a result of your position and/or relationship with New Gold, you may be entrusted with confidential information of the Company, the improper disclosure of which could destroy its value to the Company, give others an unfair advantage, or result in liability for the Company. You are required to keep all operations, activities and business affairs of the Company confidential and to preserve the confidentiality of information entrusted to you by the Company. Confidential information includes, but is not limited to, information regarding the Company’s business, financial performance, strategy, transactions, products, processes and services. It can also include information relating to research, development, inventions, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices. You are responsible for safeguarding Company information and complying with established security controls and procedures. You must not share Company information with any person or entity during or after your service with the Company, except if:

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•it is in the necessary course of the Company’s business;
•you have received written authorization from a member of senior management; or
•it is required by law, as determined after consultation with the General Counsel.

The following are examples of information that are not considered confidential:
•information that is in the public domain to the extent it is readily available;
•information that becomes generally known to the public other than by its disclosure by a director, officer or employee in contravention of this Code or Company policies; or
•information you receive from a party that is under no legal obligation of confidentiality to the Company with respect to such information.

You must also maintain the confidentiality of all personal information provided to, or held by, the Company and ensure that such personal information is not disclosed to other directors, officers or employees unless it is reasonably required by them to perform their jobs. You must not disclose such personal information to third parties unless required by applicable laws, rules or regulations (and then only to the extent required, after consultation with the General Counsel) or unless the informed consent of the relevant individual has been obtained. Personal information must be dealt with in accordance with all applicable privacy laws. The obligation to preserve confidential information continues even after your employment or association with the Company ends.

In order to prevent the misuse or inadvertent disclosure of confidential information, the following procedures should be observed at all times:

•do not disclose any confidential information to anyone outside the Company, verbally or in writing, including through social media platforms;
•do not make statements to the media about the Company without the permission of management;
•do not discuss confidential matters in public places where the discussion may be overheard (i.e., coffee shop, food court, restaurant, public transit, elevators, etc.);
•do not read confidential documents in public places, or leave documents unattended or discarded where they can be seen or accessed by others (including at your office and at home);
•transmission of documents via electronic means should be made only where the transmission can be made and received under secure conditions;
•extra copies of confidential documents must be shredded or otherwise destroyed in a safe manner;
•do not share information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws; and
•outside parties privy to confidential information must be informed of their obligation that they not divulge such confidential information to anyone else and, where appropriate, should confirm their commitment to non-disclosure in a written non-disclosure or confidentiality agreement.
D)Confidential Information Belonging to Others
You must respect the confidentiality of information, including, but not limited to, trade secrets and other information given in confidence by others, including, but not limited to, partners, suppliers, contractors, competitors, customers or acquisition or investment targets, just as we protect our own confidential information. However, certain restrictions arising in relation to the information of others may place an unfair or inappropriate burden on the Company’s future business. For that reason, directors, officers and employees should coordinate with the CEO, CFO or General Counsel to ensure appropriate agreements are in place prior to receiving any confidential third-party information. These agreements must reflect a balance between the value of the information received on the one hand, and the

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logistical and financial costs of maintaining confidentiality of that information and, if applicable, limiting the Company’s business opportunities on the other. In addition, any confidential information that you may possess from an outside source, such as a previous employer, must not, so long as such information remains subject to obligations to keep it confidential, be disclosed to or used by the Company. Unsolicited confidential information submitted to the Company should be refused, returned to the sender where possible, and deleted, if received via e-mail or the Internet.

5)WE WORK TO ACHIEVE A SAFE COMPANY
A)Safety
New Gold is committed to ensuring we work and return home to our families safely every day. We all have a role to play in working safely and keeping the Company and our colleagues safe. You should encourage and support coworkers in identifying risks, refusing unsafe work and reporting all work-related incidents. You should also know and observe the safety rules and procedures at your workplace as well as be prepared for emergencies.

In order to do your part in working safely:
•if you see a safety hazard or risk that could be addressed, speak up;
•if you are unsure how to complete a task safely, stop and seek assistance;
•if distractions are preventing you from working safely, contact your supervisor immediately; and
•do not take short cuts or jeopardize personal safety in order to achieve production targets.
B)Prohibited Substances
You are prohibited from using alcohol, cannabis, illegal drugs or other prohibited items, including legal drugs which may adversely affect or impair your ability to perform your work duties, while on Company premises. You are also prohibited from possessing or using alcoholic beverages, cannabis, firearms, weapons or explosives on our property unless required in the course of your duties or authorized by the CEO or an Executive Vice President. You are also prohibited from reporting to work while under the influence of alcohol, cannabis or illegal drugs.

6)WE TREAT EACH OTHER FAIRLY AND WITH RESPECT
A)Relations, Respect and Contribution
We function as a team. Your success as part of this team depends on your contribution and ability to inspire the trust and confidence of your coworkers and supervisors. We must each respect the rights of others while working as a team to fulfill our objectives. To best function as part of a team, you must be trustworthy and dedicated to high standards of performance. The relationships between business groups also require teamwork and mutual respect.

To facilitate respect and contribution among employees and a positive working environment for everyone, we have implemented the following employment policies:
•to hire, pay and assign work on the basis of qualifications and performance;
•not to discriminate on the basis of race, religion, ethnicity, national origin, color, gender, age, sexual orientation, citizenship, veteran’s status, marital status, disability or any other personal characteristics protected by law;
•to attract and retain a highly talented workforce;
•to encourage skill growth through training and education and promotional opportunities;

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•to encourage an open discussion between all levels of employees and to provide an opportunity for feedback from the top to the bottom and from the bottom to the top;
•to prohibit workplace intimidation, bullying or harassment (including sexual, physical, verbal and online);
•to recognize and reward additional efforts that go beyond our expectations; and
•to respect all workers’ rights to dignity and personal privacy by not unnecessarily disclosing employee information, including protected personal or health information.

In order to do your part in creating an equitable and inclusive workplace, free from discrimination based on race, you must comply with the Company’s Anti-Racism Policy, which also details how to report a complaint to your supervisor. The Company will investigate and deal with all concerns, complaints or incidents of workplace discrimination, harassment or violence in a fair and timely manner, while respecting the employee’s privacy as much as possible. It is each employee’s responsibility to participate in any investigation initiated or conducted by the Company or any external party engaged by the Company for this purpose.

7)WE SPEAK UP
A)Reporting Code Violations
We report concerns about activities that may be harmful to us, our employees or our community members, and we report our concerns freely, with confidence that retaliation is never tolerated.

You should be alert and sensitive to situations that could result in actions that might violate federal, state, or local laws or the standards of conduct set forth in this Code. If you believe your own conduct or that of an employee, director or officer may have violated any such laws or this Code, you have an obligation to report the matter in accordance with this Code and/or the Whistleblower Policy.

Generally, you should raise such matters first with an immediate supervisor. However, if you are not comfortable bringing the matter up with your immediate supervisor, or do not believe the supervisor has dealt with the matter appropriately, you should then raise the matter with management at your site, the Human Resources department or any of the CEO, CFO, General Counsel or Internal Audit. Directors and officers should report any potential violations of this Code involving directors or officers to the Chair of the Audit Committee of the Board of Directors. The most important point is that possible violations should be reported, and we support all means of reporting them.

Alternatively, complaints may be made anonymously through the Company’s whistleblower hotline and in accordance with the Company’s Whistleblower Policy. You do not have to reveal your identity in order to make a report. If you do reveal your identity, it will not be disclosed by the Chair of the Audit Committee unless disclosure is required to complete an appropriate investigation. The hotlines for making a whistleblower complaint are as follows:

    Hotline toll free numbers:    Canada and United States:     (833) 627-1041
                    Mexico:             001-800-613-2737

    Hotline online portal:        https://newgold.ethicspoint.com
B)Non-Retaliation for Reporting
In no event will the Company take or threaten any action against you as a reprisal or retaliation for making a complaint in good faith in accordance with this Code or the Company’s Whistleblower Policy. However, if a reporting individual was involved in

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improper activity, or knowingly or in bad faith makes a false report, the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Company. In these circumstances, we may consider the conduct of the reporting individual in reporting the information as a mitigating factor in any disciplinary decision.

Retaliation against an individual who, in good faith, reports a concern regarding compliance with this Code or applicable law is strictly prohibited and may be illegal. Retaliation will result in disciplinary action up to and including termination of employment and may also result in criminal prosecution.
C)Waivers
There will be no waiver of any part of this Code for any director or executive officer (being the CEO, the CFO, each Executive Vice President and each Vice President that is an executive officer as defined in National Instrument 51-102) except by a resolution of the Board of Directors or a designated Board committee that will ascertain whether a waiver is appropriate under all the circumstances. If a waiver (or implicit waiver) is granted to a director or executive officer, notice of such waiver will be disclosed to the extent required by applicable law or stock exchange rules. For these purposes, the term “waiver” means the approval by the Company of a material departure from a provision of the Code, and the term “implicit waiver” means a failure of the Company to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer. Any notices of waiver posted on our website shall remain there for a period of 12 months and shall be retained in our files as required by applicable law.

A waiver for a specific event arising under this Code may be granted in exceptional circumstances to an employee that is not a director or executive officer on the approval of two of the following: the CEO, any Executive Vice President, the General Counsel and any director. No other waivers of this Code are permitted.
D)Amendments of this Code
There will be no amendment to this Code except by a resolution of the Board of Directors or a designated Board committee that will ascertain whether an amendment is appropriate.

In case of any amendment of this Code that applies to an officer or director of the Company, the amendment shall be posted on the Company’s website within five days of the resolution approving the amendment or shall be otherwise disclosed as required by applicable law or applicable stock exchange rules. The amended Code posted on the website will remain there until further amendment, if any, and will be retained in the Company’s files as required by law.
E)Discipline for Noncompliance with this Code
Disciplinary actions for violations of this Code can include oral or written reprimands, suspension or termination of employment or a potential civil lawsuit against you.

The violation of laws, rules or regulations, which can subject the Company to fines and other penalties, may result in your criminal prosecution.

8)CONCLUSION

It’s not always easy to know what to do. If you are ever unsure about how to conduct yourself in a particular situation, just ask yourself these questions:

Does it feel right?
Is this action ethical?

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Is this action aligned with New Gold’s values?
Is this action legal and consistent with applicable laws and regulations as well as New Gold’s policies and procedures?
Are my actions free from the appearance of conflict of interest or impropriety?
Does this action appropriately consider the best interest of New Gold, its customers, host communities, shareholders, and other stakeholders?

If the answer is “No” to one or more of these questions, don’t do it. We cannot expect perfection, but we do expect good faith. We hope this Code helps guide you in asking the right questions and making the right decision. If you fail to act in good faith or to take appropriate measures to comply with this Code, you will be subject to disciplinary action. The best course of action is always to be honest, ethical and loyal at all times.

To demonstrate our determination and commitment, the Company asks each director, officer and employee to review the Code periodically throughout the year. Take the opportunity to discuss with your supervisor or management any questions or concerns that you may have about the application of this Code. Directors, officers and employees are required to confirm compliance with the Code annually.

Approved by the Board on October 25, 2023.

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